As filed with the Securities and Exchange Commission on December 5, 2012. Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

SBERBANK OF RUSSIA

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Russian Federation

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing ordinary shares of Sberbank of Russia	288,675,750 American Depositary Shares	$5.00	$14,433,787.50	$1,968.77
(1)	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1.1 to this Registration Statement, as amended by Exhibit 1.2 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16,18 and 27
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 14, 15, 18 and 27
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17,18 and 27
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 21 and 22

3. Fees and Charges	Articles number 7 and 8

Item - 2. Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a-1.	Form of Deposit Agreement dated as of June 27, 2011 among Sberbank of Russia, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. – Filed herewith as Exhibit 1.1.
a-2.	Form of Amendment to Deposit Agreement dated as of September 24, 2012 among Sberbank of Russia, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares. – Filed herewith as Exhibit 1.2.
b.	Any other agreement, to which the depositary is a party, relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented thereby. – Not applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a-1) and (a-2) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.	Certification under Rule 466. – Filed herewith as Exhibit 5.

f.	Power of attorney of The Bank of New York Mellon. – Filed herewith as Exhibit 7.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)     If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 15, 2012.

Legal entity created by the agreement for the issuance of depositary shares representing ordinary shares of Sberbank of Russia.

By: The Bank of New York Mellon,

As Depositary

By: /s/ Irina Baichorova

Irina Baichorova

Managing Director

Pursuant to the requirements of the Securities Act of 1933, Sberbank of Russia has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Moscow, Russia, on December 5, 2012.

Sberbank of Russia

By: /s/ Herman O. Gref
Name: Herman O. Gref
Title: Chief Executive Officer and Chairman of the Management Board

Each person whose signature appears below hereby constitutes and appoints Deputy Chairman of the Management Board Anton A. Karamzin his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto the said attorney full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorney may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on December 5, 2012.

/s/ Herman O. Gref	Chief Executive Officer and Chairman of the
Herman O. Gref	Executive Board (principal executive officer), Director

/s/ Anton A. Karamzin	Deputy Chairman of the Executive Board
Anton A. Karamzin	(principal financial officer)

/s/ Andrey V. Kruzhalov	Chief Accountant (principal accounting officer)
Andrey V. Kruzhalov

Director
Mikhail E. Dmitriev

/s/ Ronald Freeman	Director
Ronald Freeman

Director
Sergei M. Guriev

/s/ Nadezhda Y. Ivanova	Director
Nadezhda Y. Ivanova

/s/ Sergei M. Ignatiev	Director
Sergei M. Ignatiev

/s/ Georgy I. Luntovsky	Director
Georgy I. Luntovsky

/s/ Mikhail Y. Matovnikov	Director
Mikhail Y. Matovnikov

/s/ Vladimir A. Mau	Director
Vladimir A. Mau

/s/ Alessandro Profumo	Director
Alessandro Profumo

Director
Rair R. Simonyan

/s/ Sergei H. Sinelnikov-Murylev	Director
Sergei H. Sinelnikov-Murylev

/s/ Valery V. Tkachenko	Director
Valery V. Tkachenko

/s/ Dmitry V. Tulin	Director
Dmitry V. Tulin

Director
Alexei V. Ulyukaev

/s/ Sergei A. Shvetsov	Director
Sergei A. Shvetsov

/s/ Bella I. Zlatkis	Director
Bella I. Zlatkis

/s/ Chris G. Osborne	Authorized Representative in the United States
Chris G. Osborne

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1.1	Form of Deposit Agreement dated as of June 27, 2011 among Sberbank of Russia, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

1.2

Form of Amendment to Deposit Agreement dated as of September 24, 2012 among Sberbank of Russia, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5	Certification under Rule 466.

6	Power of attorney of The Bank of New York Mellon